Exhibit 99.1

AnPac Bio-Medical Science Enters into Definitive Agreement to Make Another Acquisition to Significantly Expand Scope of Business in the U.S.

New York, NY, February 13, 2023 (GLOBE NEWSWIRE) -- AnPac Bio-Medical Science Co., Ltd. (the “Company”) (NASDAQ: ANPC), a company with operations in the United States and China announced that on February 13, 2023, the Company, through its subsidiary Foodbase Group Inc., entered into a definitive equity purchase agreement to acquire a group of affiliated companies, SLV Windfall Group LLC, Windfall SLV Development LLC and SLV Windfall Management, LLC, which are engaged in developing, marketing and selling real estate in Savannah Lakes Village, a planned community located in McCormick County, South Carolina. SLV Windfall Group LLC currently owns a few dozen buildable lots, approximately 500 acres of undeveloped land for future development projects, and has secured the exclusive right to purchase on favorable terms from the local land authorities over 2,000 buildable lot. Savannah Lakes Village is a well-developed community which has been in existence for more than 30 years. The Company plans to file the necessary applications to qualify the land development at Savannah Lakes Village as a U.S. EB-5 immigration investment project.

Pursuant to the equity purchase agreement, the Company agreed to purchase 100% of the issued and outstanding equity interests of the affiliated companies for an aggregate consideration of $28,000,000, payable in the form of cash in four installment payments pursuant to a payment schedule based on milestone events. The initial closing of the transaction is expected to take place in the second quarter of 2023.

Mr. Haohan Xu, the Co-CEO of the Company commented, “We believe this acquisition will expand the scope of our operations meaningfully and bring significant value to our shareholders. We are in the process of acquiring some business-to-business e-commerce food businesses. The acquisition of the SLV project will potentially give the Company an opportunity to use the 500 acres of undeveloped land to build low costs smart food warehouse and distribution centers. We also plan to build and sell residential properties with great profit potential, thanks to the favorable terms granted by the local land authorities and use the profits generated from the sale of these residential properties to fund the construction of the smart food warehouse and distribution centers.”

About SLV Windfall Group LLC

SLV Windfall Group LLC, a Delaware limited liability company headquartered in South Carolina, currently owns a few dozens of buildable lots, approximately 500 acres of undeveloped land for future development projects, and has secured the exclusive right to purchase on favorable terms from the local land authorities over 2,000 buildable lot, located in the Savannah Lakes Village of McCormick County in South Carolina. The Savannah Lakes Village is a lakefront community spread over 4,300 acres and wrapped around a massive 71,000-acre waterside and forest. The community has been well developed for more than 30 years, with 90 miles of finished roads and all types of public infrastructure, including water supply, sewers, cable and high-speed internet. The fully constructed infrastructure and utilities are currently estimated to have a value of $350 million.

About AnPac Bio-Medical Science Co., Ltd.

AnPac Bio-Medical Science Co., Ltd.is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of June 30, 2022. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. The Company plans to enter the business-to-business e-commerce food business with the acquisition of Fresh2 Ecommerce Inc.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-917-609-0333 (U.S.)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules including maintain our listing on the Nasdaq Capital Market, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.